MANAGEMENT DISCUSSION & ANALYSIS
FORM 51-102F1

MARCH 31, 2010
FIRST QUARTER

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

FORWARD LOOKING STATEMENTS

Certain statements contained in this Management Discussion and Analysis (the “MD&A”) and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include: the availability of funds; mineral exploration and development costs and results, fluctuations of precious metal prices, foreign currency fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, anticipated budgets and capital expenditures, costs and timing of the development of new deposits, the success of exploration activities generally, permitting time lines, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, limitations on insurance coverage and the timing and possible outcome of any pending litigation. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

PRELIMINARY INFORMATION

For the purpose of this Management Discussion and Analysis (“MD&A”), the terms “the Company” and “SilverCrest”, refer to SilverCrest Mines Inc. The information provided in this MD&A is supplemented by disclosure contained within the Company’s consolidated financial statements for the period ended March 31, 2010 and audited consolidated financial statements for the year ended December 31, 2009, along with further information on SilverCrest, including any news releases and historical reports. [Please note: the documents are not contained within, nor attached, to this MD&A – the reader may access the documents on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com]. All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

The effective date of this Management Discussion & Analysis is May 28, 2010.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). He has verified the data comprising such technical information, including sampling, analytical and test data underlying the information or opinions contained herein. [Please note: the complete NI 43-101 reports may be viewed on SEDAR at www.sedar.com]

OVERVIEW

SilverCrest Mines Inc. (TSX-V: SVL) is an emerging gold and silver producer based in Vancouver, BC. The Company’s portfolio of precious metal deposits and quality exploration projects includes properties in México and El Salvador.

SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the Sonora State of México. Santa Elena will be a high-grade gold and silver, open-pit heap leach mine anticipated to reach commercial production in the fourth quarter of this year. The Company expects the 2,500 tonne per day facility to produce approximately 35,000 ounces of gold and 600,000 ounces of silver per year over an 8-year mine life, at an estimated life of mine cash cost of less than US$375 per ounce of gold equivalent.

The Company has financed the construction of the Santa Elena Mine with a brokered private placement of $6,325,000, a gold production contract with Sandstorm Resources Ltd. (”Sandstorm”) of US$12,00,000 and a project loan with Macquarie Bank Limited of US$12,500,000 of which US$6,800,000 has been drawn down to date. The estimated initial capital cost of the fully financed project is US$20 million.

SilverCrest is currently examining the exploration and development of its other mineral properties, and has not yet determined whether the properties contain economically recoverable reserves.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

OVERALL PERFORMANCE

SANTA ELENA MINE HIGHLIGHTS FOR THE PERIOD ENDING MARCH 31, 2010

  Earthworks and concrete foundations for the production facilities including the crusher site, maintenance shop, warehouse and administrative offices neared completion. Supervision of EPCM work continued under the direction of Sonoran Resources of Somerton, AZ

  The Phase I leach pad was completed and prepared for initial ore loading. This first-stage leach pad is approximately 71,500 m2 and will accommodate the first 3 years of ore production

  Vector Engineering of Golden, CO, supervised site Quality Assurance and Control for the impervious clay base and installation of the 80 mil plastic liner for the pad

  Pre-stripping of the Santa Elena ore deposit commenced where initial mining will take place. The waste rock will be utilized to build the foundation for the coarse ore stockpile and ramp access to the crusher.

  Construction continued on the barren, pregnant and emergency ponds for the various solutions.

  The 3-stage crusher was delivered and assembled onsite. Initial crushing and loading of ore on the leach pads is expected to commence in May.

  Foundation for the Merrill Crowe recovery unit was completed. The Merrill Crowe recovery unit will be delivered to Santa Elena in early June.

  Construction for the onsite laboratory neared completion.

  All power generators are onsite and have been installed and tested.

  As at March 31, 2010, no lost time accidents or incidents occurred during construction, with over 100,000 hours worked.

  Community involvement continued to be paramount with the establishment of a local non-profit organization in the local community of Banamichi.

SANTA ELENA MINE

Since the initial acquisition of the property, SilverCrest has completed a total of 98 core holes (15,879 metres), 4 geotechnical core holes (1,163 metres), pre-2009 21 reverse circulation drill holes (4,308 metres) and 11 reverse circulation drill holes (577 metres) to upgrade and expand the Reserves and Resources. The Company has completed a Pre-Feasibility Study to define the economic viability of the project.

Based on the work carried out to date, the estimate of mineable Reserves within the current open pit limits are shown in the following table:

Santa Elena Mineable Reserves - August 2008

Reserve Category¹	Million Metric Tonnes	Au g/t	Ag g/t	Million Short Tons	Au opt	Ag opt	Contained Gold Ounces[2]	Contained Silver Ounces

Probable	6.54	1.61	56.70	7.21	0.047	1.68	339,600	11,927,100

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

SANTA ELENA MINE (continued)

In January 2009, new Indicated and Inferred Resources, which exclude the mineable Reserves above, were completed and (as announced in a News Release January 15, 2009) and shown in the following table:

Indicated and Inferred Mineral Resources – January 2009 (1) (Excludes Mineable Reserves)

	Category	Tonnes (000s)	Gold Grade (Au g/t)	Silver Grade (Ag g/t)	Contained Gold (ounces)	Contained Silver (ounces)
Santa Elena(2)(3)(4)	Indicated	2,161	2.75	170.2	190,666	11,815,600
(Overall)	Inferred	3,259	1.11	76.2	116,235	7,977,000

Santa Elena(4)(5)(6)(7)	Indicated	1,084	2.10	127.6	73,235	4,448,800
(“Underground”)	Inferred	1,350	1.94	121.5	84,057	5,276,300

(1)

The mineral resource estimates for the Santa Elena Project set out in the table above have been prepared by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101. The mineral resources are classified as indicated and inferred and are based on the CIM Standards.

(2)	Composites capped at 12 grams of gold per tonne and 300 grams of silver per tonne.
(3)	Cut-off grade of 0.5 grams of gold equivalent for the “Overall” resources.
(4)	Numbers have been rounded.
(5)

“Underground” Mineral Resources are estimated at a cut-off grade of 1.75 g/t Au equivalent at a ratio of 83:1 (Ag:Au) using a 94% Au recovery and 80% Ag recovery and are included in the “Overall” resources.

(6)	Mineral Resources are estimated using a long-term gold price of US$850 per ounce, a silver price of US$12 per ounce, and a US$: peso exchange rate of 1:10.58.
(7)	Minimum mining width of 2 metres.

A Technical Report dated February 15, 2009 was filed on SEDAR for the new resources. The estimated Underground Resources have been extracted from the Overall Resources as shown in the table below by applying a cut-off grade of 1.75 g/t. The Probable Reserve estimate remained the same as shown above (as stated in the Pre-Feasibility Study dated August 11, 2008), and is not part of the Indicated and Inferred Resource estimate.

The Base Case economics from the Pre-Feasibility study completed in 2008 showed a pre-tax Internal Rate of Return of 100% and a pre-tax cash flow of US$103.7 million utilizing only the Reserves setout above. The payback period for the initial capital of US$20 million is approximately 12 months. The open pit heap leach operation will process ore at a rate of 2,500 tonnes per day and is expected to produce an average of 30,000 ounces of gold and 500,000 ounces of silver per year for an estimated mine life of 8 years. Metal prices for the purpose of the Base Case economic analyses were US$765 and US$11.95 for gold and silver respectively.

Project Economics & Metal Price Sensitivities

These project economics are based on the parameters set out in the Company’s Pre-Feasibility Study.

Case	Average	Average	Pre-Tax Cash Flow	Pre-Tax IRR	Pre- Tax NPV
	Gold Price (US$)	Silver Price (US$)	(US$ millions)%		@ 8% Discount
					(US$ millions)

Low	$600	$10.00	$56.3	62.0%	$34.7
Base	$765	$11.95	$103.7	100.5%	$67.0
High	$900	$17.00	$156.9	138.3%	$102.7
Current Prices	$1,000	$20.00	$193.2	163.4%	$127.2

For the Base Case, the average net cash flow (pre-tax) is approximately US$10 million per year over the mine life. After initial capital payback, average net cash flow (pre-tax) for each of years 2 and 3 is projected to be greater than US$20 million. The potential underground operation with possible conventional milling was not included in this evaluation. The mine recoverable, fully diluted Reserves set out in this report was estimated based on 40 drill holes.

During the first quarter of 2010, Santa Elena Mine construction continued with most of the earthworks completed, including access roads, crusher area, leach pads, ponds, Merrill Crowe plant and administration office. The administration office structure was erected in January 2010.

During the three-month period ended March 31, 2010, SilverCrest incurred approximately $3 million on plant and equipment for the Santa Elena Project. The Company also incurred deferred development costs of $537,041 on the Santa Elena Project. Most of the expenses incurred during this period consist of salaries $182,055, operations $171,678 and technical consulting and services $151,706.

As of March 31, 2010, the Santa Elena Mine was approximately 50% complete, on schedule for first metal pour in mid-2010 and is currently under the planned budget of US$20 million.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

CRUZ DE MAYO PROJECT - Sonora, México

There was no work carried out at Cruz de Mayo during the three-month period ended March 31, 2010.

Estimated Resources at Cruz de Mayo (based on prior work by the Company) is shown in the following table:

	Category	Tonnes	Silver Grade	Contained Silver
		(000s)	(g/t Ag)	(ounces)
Cruz de Mayo	Indicated	1,141	64.15	2,353,400
	Inferred	6,065	66.50	12,967,100

*Based on a cutoff grade of 30 g/t silver, all numbers rounded.

SILVER ANGEL – México

The Company holds a 100% interest in mineral properties located in the northern Sierra Madre range in México, acquired by concession applications. Due to mixed exploration results, the Company elected to write-off the accumulated mineral property expenditures to operations, effective December 31, 2009. SilverCrest has significantly reduced concessions in size, although further review and work may be completed in the future.

EL ZAPOTE PROJECT – El Salvador

The El Zapote Project is on hold until the Salvadoran government is in a position to issue environmental, exploration and exploitation permits. The Company has written-off expenses for the project.

LIQUIDITY AND CAPITAL RESOURCES

SilverCrest has financed its operations to date primarily through the issuance of common shares, proceeds from Macquarie Bank Limited (“MBL”) credit and loan facilities, and the upfront deposit from Sandstorm Resources Ltd. for production payment. The Company currently has no operations from which to derive revenues, and receives minor income from interest on cash balances.

Net cash used for investing activities for the three-month period ended March 31, 2010 was $3,798,544 (2009 - $929,029). Cash used during this period consists of $3,056,109 (2009 - $3,059) spent on equipment acquisition primarily for the Santa Elena Project in México and $742,435 (2009 - $925,970) on mineral property development costs.

Net cash provided by financing activities for the three-month period ended March 31, 2010 was $85,710 (2009 - $Nil). SilverCrest received cash proceeds of $83,525 from the exercise of 128,500 warrants and recovered $2,185 on stock issuance costs related to the June 2009 offering.

The Company’s working capital at March 31, 2010 was $10,805,643, which together with the undrawn portion of the Macquarie Bank Project Loan Facility will be sufficient to fund the construction of the Santa Elena Project in México, as well as its administrative obligations planned for 2010.

Sandstorm Resources Ltd. (“Sandstorm”) Agreement

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm, under which SilverCrest’s wholly-owned Mexican subsidiary Nusantara De México S.A. De C.V. agreed to sell 20% of future gold production from the Santa Elena Mine to Sandstorm in exchange for an upfront deposit of US$12 million (received November 27, 2009). The agreement also provides for ongoing per-ounce payments equal to the lesser of US$350, and the prevailing spot market price upon delivery of gold. The per ounce price of US$350 is subject to an increase of 1% per annum commencing on the 3rd anniversary of the date the Santa Elena Mine begins commercial production.

SilverCrest guaranteed its obligations under the agreement, and as consideration received 3,500,000 common shares of Sandstorm. The fair value of the shares at March 31, 2010 was $2,905,000. In April 2010, the Company sold the 3,500,000 common shares of Sandstorm at $0.75 per share for gross proceeds of $2,625,000, and incurred a commission of $35,000. [For further information, please refer to News Releases dated March 12, 2009, April 16, 2009 and November 30, 2009 on the Company’s website at www.silvercrestmines.com, and the Prospectus filed on SEDAR at www.sedar.com].

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

LIQUIDITY AND CAPITAL RESOURCES (continued)

Macquarie Bank Limited (“MBL”) Project Loan Facility and Hedging Facilities

On November 24, 2009, the Company’s wholly-owned Mexican subsidiary, Nusantara de México S.A. de C.V. (the “Borrower”) entered into a US$12.5 million Project Facility Agreement (the “Project Loan”) and associated hedging facilities (the “Hedging Facility”) with Macquarie Bank Limited (“MBL”) to partially fund the cost of development of SilverCrest’s Santa Elena Mine in México.

On December 9, 2009, the Company drew down US$6.8 million to repay the Company’s $6 million Credit Agreement and various transaction costs associated with the Project Loan. Under the agreement, the Project Loan will bear interest at the US Dollar LIBOR (“London Interbank Offered Rate”) rate plus 6.0% per annum before repayment of 50% of the Project Loan, and 5.5% after repayment of 50% of the Project Loan. The Project Loan is secured by the assets of the Company, and pursuant to an amortization schedule, will be repaid in full on or before September 30, 2013.

In consideration for the provisions included in the Project Loan, SilverCrest paid a facility fee of US$625,000 in fiscal 2009. The Company issued 5 million warrants to purchase common shares at $0.90 per share (expiring on November 24, 2012), which vest pro-rate with the drawdown of the Project Loan. MBL agreed to cancel their 3,216,782 existing warrants on initial draw down of the Project Loan.

The incremental fair value of the warrants was calculated at $849,000, which was allocated to transaction costs and contributed surplus in 2009. Proceeds received from any exercise of the warrants will be applied to repayment of the Project Loan.

The fair value of the warrants was calculated using the Black-Scholes option-pricing model with the following assumptions:

Risk free rate	1.65%
Expected dividend yield	-
Expected volatility	79.49%
Expected life	3 years

On June 12, 2009, the Hedging Facility was established and amended on November 26, 2009 between the Borrower and MBL to cover 55,000 ounces of gold at a contract price of US$926.50 per ounce over the first three years of production, which will guarantee proceeds over three years of approximately US$50.9 million.

SilverCrest does not hold this derivative instrument for trading purposes. The Company has determined that this program constitutes an effective economic hedge for the Santa Elena Mine; however, it does not meet the requirements for hedge accounting under current Canadian Generally Accepted Accounting Principles (Canadian GAAP).

Financial derivative instruments, which do not qualify for hedge accounting, are required under Canadian GAAP to be recorded at fair value (marked to market) at the balance sheet date, and the resulting gains or losses are to be included in the results for the year. As at March 31, 2010, the Hedging Facility has resulted in a mark to market derivative instrument liability of $1,564,024. [For further information, please refer to News Releases dated June 8, 2009, June 15, 2009 and November 26, 2009 on the Company’s website at www.silvercrestmines.com, and the Prospectus filed on SEDAR at www.sedar.com].

The following table contains selected financial information of the Company’s liquidity and capital resources:

	March 31, 2010	December 31 2009
Cash and cash equivalents	$9,151,961	$13,770,106
Mineral properties	$16,401,730	$15,864,134
Working capital	$10,805,643	$15,788,971

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

FINANCIAL PERFORMANCE

Results of operations for the three-month period ended March 31, 2010 and March 31, 2009

The net loss for the three-month period ended March 31, 2010 is $608,478, as compared to $244,473 in 2009.

The principal differences include:

  General and administration expenses increased to $470,307 (2009 - $317,356). General exploration amounted to $57,175 (2009 - $NIL) for maintenance of the El Zapote project in El Salvador and Silver Angel Project in México. Amortization and accretion amounted to $46,853 (2009 - $1,378) due to accretion expense of $44,851 in connection with the company’s asset retirement obligation on the Santa Elena and Cruz de Mayo Projects in México. Administrative services and salaries amounted to $40,952 (2009 - $16,641) due to an increase in personnel, as compared with the same period in 2009.

  Foreign exchange gain amounted to $705,141 (2009 - $98,692) due to the increased strength of the Canadian Dollar against the US dollar in the period which resulted in significant changes to the currency valuations of the Company’s US Dollar holdings.

  Interest on long term debt amounted to $136,716 (2009 - $30,176) due to more debt and higher interest rates charged on the Company’s MBL debt compared with the same period in 2009.

  Unrealized gain on held-for-trading securities amounted to $945,000 (2009 - $Nil) due to the mark-to-market gain on the 3.5 million common shares of Sandstorm.

  Unrealized loss on derivative instruments amounted to $1,654,473 (2009 - $Nil). Under Canadian GAAP, the Company’s derivative instruments are fair valued at the balance sheet date with the resulting gain or losses included in the results for the period. The unrealized derivative loss comprises $1,564,024 relating to the fair value of the MBL gold price protection program, and $90,449 relating to the fair value of the MBL European gold call option.

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

Period			Revenues	Net Loss	Net Loss per
					Share (1)
Q1	March 31, 2010	$	Nil	$(608,478)	$(0.01)
Q4	December 31, 2009	$	Nil	$(8,757,470)	$(0.16)
Q3	September 30, 2009	$	Nil	$(4,400,005)	$(0.08)
Q2	June 30, 2009	$	Nil	$(2,339,424)	$(0.05)
Q1	March 31, 2009	$	Nil	$(244,473)	$(0.01)
Q4	December 31, 2008	$	Nil	$(4,939,692)	$(0.11)
Q3	September 30, 2008	$	Nil	$(856,953)	$(0.02)
Q2	June 30, 2008	$	Nil	$(250,941)	$(0.01)

(1) All per share amounts are calculated on a weighted average basis.

The large net loss for the fourth quarter of 2008 is due primarily to transaction costs, and the write-off of a mineral property. The large net loss for the second, third and fourth quarters of 2009 are primarily due to unrealized losses on derivative instruments.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

COMMITMENTS AND CONTINGENCY

A)	SilverCrest has entered into several agreements for the construction at Santa Elena Mine, as follows:

  In 2008, the Company agreed to have a heap leaching processing plant and refinery constructed for a total price of US$1,253,070. SilverCrest has paid US$1,190,146 ($1,413,901) and will pay the final balance of US$62,924 on acceptance of performance testing.

  In October 2009, the Company agreed to purchase generators for power generation for a total price of US$762,390. SilverCrest paid US$76,239 ($82,142) in November 2009, US$266,837 ($273,423) in January 2010, US$266,836 ($280,158) in February 2010, and will pay the remaining balance of US$152,478 once the generators are delivered and installed.

  In October 2009, the Company agreed to purchase certain automotive equipment for a total price of US$219,380. SilverCrest has paid US$158,310 and will pay the remaining balance when the equipment is required.

  In January 2010, the Company entered into an agreement with a construction contractor relating to the mine construction. SilverCrest agreed to pay a total of $974,552. The Company has paid approximately $600,000 between February 2010 to April 2010, with the remaining balance to be paid over time according to invoices submitted and approved for payment.

  In April 2010, the Company entered into an agreement with an electrical contractor relating to plant and equipment. SilverCrest agreed to pay a total of $449,245. The Company paid approximately $30,000 in April 2010, with the remaining balance to be paid over time according to invoices submitted and approved for payment.

B)	SilverCrest has entered into an operating lease agreement for office space, which requires the following lease payments:

Office Lease
Year ending December 31, 2010	$49,491
Year ending December 31, 2011	49,491
Year ending December 31, 2012	28,870
$127,852

C)	SilverCrest is obligated to pay management bonuses totaling $175,000 in fiscal 2010 if the milestone of commercial production has been achieved at the Santa Elena Mine in México.

INVESTOR RELATIONS

Management and company personnel currently perform all investor relations services. There are no external investor relation contracts or commitments as at March 31, 2010. Investor relations activities consist mainly of communicating with existing shareholders, networking with analysts, brokers and newsletter writers, disseminating material information in news releases, maintaining a corporate website and multimedia advertising. SilverCrest regularly attends tradeshows to present the affairs and merits of the Company to potential investors, and increase overall awareness of the Company within international investment communities.

SUBSEQUENT EVENTS

Capital Stock

a)	As at the date hereof, 197,500 warrants were exercised at $0.65 per share for cash proceeds of $161,525.

b)	As at the date hereof, 130,000 stock options were exercised at $0.75 per share for cash proceeds of $97,500.

c)	SilverCrest granted 75,000 incentive stock options to an employee, with a price of $0.97 exercisable until May 4, 2015.

Financing Activities

The Company sold 3,500,000 common shares of Sandstorm Resources Ltd at $0.75 per share for gross proceeds of $2,625,000 and incurred a commission of $35,000.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

OFF BALANCE SHEET ARRANGEMENTS

As at March 31, 2010, SilverCrest had no off-balance sheet arrangements, such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instrument obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

OUTSTANDING SHARE CAPITAL

Capital Stock

a)	Unlimited number of common shares without par value; and

b)	Unlimited number of preferred shares without par value (none outstanding).

As at March 31, 2010, SilverCrest had outstanding 59,562,429 common shares. In addition, SilverCrest had outstanding 4,480,000 share purchase options and 13,760,517 share purchase warrants for fully diluted shares of 77,802,446.

As at the date hereof, SilverCrest has outstanding 59,889,929 common shares. In addition, SilverCrest has outstanding 4,350,000 share purchase options and 13,562,517 share purchase warrants for fully diluted shares of 77,802,446. The increase in common shares is a result of 197,500 warrants and 130,000 stock options exercised.

RELATED PARTY TRANSACTIONS

SilverCrest has made the following payments to related parties:

a)	Paid $87,500 (2009 - $87,500) for management fees to companies controlled by two directors.

b)	Paid $43,750 (2009 - $43,750) for project management fees to an officer of the Company which are included in deferred development expenditures.

c)	Paid or accrued $2,870 (2009 - $8,705) for legal fees which were included in professional fees to a law firm of which an officer of the Company is a partner.

Included in accounts payable and accrued liabilities at March 31, 2010 is $3,003 (2009 - $Nil) due to a law firm of which an officer of the Company is a partner and $15,000 (2009 - $Nil) to an officer of the Company which are included in deferred development expenditures.

These transactions were in the normal course of operations, and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. SilverCrest has a planning and budgeting process in place to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. SilverCrest has its cash invested in business accounts with quality financial institutions, which is available on demand for the Company’s programs, and SilverCrest is not invested in any asset-backed commercial paper. However, the Company will require significant additional funding in the future to continue to explore its coal properties. Accordingly, there is a risk that SilverCrest may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

b. Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet it contractual obligations. SilverCrest’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. Receivables are due primarily from government agencies.

c. Foreign Currency Risk

SilverCrest operates in Canada, United States, México and El Salvador and therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and financial position of the Company are reported in Canadian Dollars. The fluctuations of the operating currencies in relation to the Canadian Dollar may potentially have an impact upon the reporting results of the Company, and consequently affect the value of the SilverCrest’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At March 31, 2010, SilverCrest was exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian Dollar equivalents:

	Canadian Dollar	US Dollar (1)	Mexican Peso (1)	Total
Cash and cash equivalents	$1,854,087	$7,285,848	$12,026	$9,151,961
Amounts receivable	57,892	-	4,976	$62,868
Total Assets	1,911,979	7,285,848	17,002	9,214,829

Amounts payable and accrued liabilities	155,766	273,226	109,631	538,623
Long term debt	-	6,906,080	-	6,906,080
Derivative instruments	-	11,934,585	-	11,934,585
Total Liabilities	155,766	19,113,891	109,631	19,379,288

Net Assets (Liabilities)	$1,756,213	$(11,828,043)	$(92,629)	$(10,164,459)

(1)	The Company used 1.0156 (US Dollar) and 0.0826 (Mexican Peso) as exchange rates at March 31, 2010 to translate the financial assets and liabilities to Canadian Dollars.

Based on the above, net exposures at March 31, 2010 with a 10% appreciation of the Canadian Dollar against the US Dollar and Mexican Peso, with all other variables held constant, would result in approximately a $1,192,000 decrease in the Company’s loss and comprehensive loss for the period.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

At December 31, 2009, SilverCrest was exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian Dollar equivalents:

	Canadian Dollar	US Dollar (1)	Mexican Peso (1)	Total
Cash and cash equivalents	$2,175,263	$11,565,307	$29,536	$13,770,106
Amounts receivable	5,452	-	5,999	$11,451
Total Assets	2,180,715	11,565,307	35,535	13,781,557

Amounts payable and accrued liabilities	173,162	246,117	44,798	464,077
Long term debt	-	7,116,880	-	7,116,880
Derivative instruments	-	10,593,910	-	10,593,910
Total Liabilities	173,162	17,956,907	44,798	18,174,867

Net Assets (Liabilities)	$2,007,553	$(6,391,600)	$(9,263)	$(4,393,310)

(1)	The Company used 1.0466 (US Dollar) and 0.08012 (Mexican Peso) as exchange rates at December 31, 2009 to translate the financial assets and liabilities to Canadian Dollars.

d. Interest Rate Risk

SilverCrest’s exposure to interest rate risk arises from the interest rate impact on its cash, equivalents, and fluctuations in the LIBOR rate applicable to its long-term debt. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates included in cash and equivalents, as they are generally held with large financial institutions. The Company’s long-term debt carries an interest rate of US Dollar LIBOR plus 6%, which currently is approximately 6.25% . At March 31, 2010, with all other variables unchanged, a 1-percentage point change in interest rates would not have a significant impact on the Company’s loss and comprehensive loss for the period.

e. Price Risk

SilverCrest is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. SilverCrest closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. In order to mitigate this risk, SilverCrest has entered into a gold price protection program. The gold price protection program is comprised of 55,000 ounces of sold call options for the first three years of production of the Santa Elena Mine at a minimum price of US$926.50 per ounce. As at March 31, 2010, the Company has a mark-to-market derivative instrument liability of $10,557,160.

f. Financial Instruments Carrying Value and Fair Value

The Company’s financial instruments consist of cash, cash equivalents, securities, amounts receivable, accounts payable and accrued liabilities, long term debt and derivative instruments.

The carrying value of amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short periods until settlement. The fair value of the Company’s long-term debt approximates their carrying value given that the interest rates have not changed materially.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

At March 31, 2010, the Company’s classifications of financial instruments within the fair value hierarchy are summarized as follows:

	Level 1	Level 2		Level 3	Total
Cash and cash equivalents	$9,151,961	$-	$	- $	9,151,961
Held-for-trading securities	2,905,000	-		-	2,905,000
Total Assets	12,056,961	-		-	12,056,961

Derivative instruments	-	11,934,585		-	11,934,585
Total Liabilities	$-	$11,934,585	$	- $	11,934,585

PROPOSED TRANSACTIONS

In the normal course of business, SilverCrest evaluates property acquisition transactions and, in some cases, makes proposals to acquire such properties. These proposals, which are usually subject to Board, regulatory and, sometimes, shareholder approvals, may involve future payments, share issuances and property work commitments. These future obligations are usually contingent in nature and generally, the Company is only required to incur the obligation if it wishes to continue with the transaction. As of this date, SilverCrest has a number of possible transactions that it is examining. Management is uncertain whether any of these proposals will ultimately be completed.

FUTURE ACCOUNTING PRONOUNCEMENTS

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently. The Company is in the process of evaluating the requirements of the new standards.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that Canadian public enterprises need to adopt IFRS effective for years beginning on or after January 1, 2011. The Company’s first mandatory filing under IFRS will be the unaudited interim financial statements for the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010 , an opening balance sheet as at January 1, 2010 (transition date) and full disclosure of all new IFRS policies.

The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010. Although IFRS uses a conceptual framework similar to GAAP, there are significant differences in recognition, measurement and disclosure.

During 2009, the Company’s management examined the impact of the changes in accounting policies per IFRS and attended seminars on the adoption and implementation of IFRS. The examination revealed that there were a number of key accounting areas where IFRS differs from current Canadian GAAP and also identified alternatives in those and other key areas. The Company reviewed its existing accounting system along with its internal and disclosure control process and concluded that they would not need significant modification as a result of the Company’s conversion to IFRS in 2011.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional and mandatory exceptions, to the general requirement for full retrospective application of IFRS. Mandatory exceptions include estimates, hedge accounting, and non-controlling interests and derecognition of financial assets and financial liabilities. Optional exceptions include decommissioning liabilities included in property, plant and equipment, share-based payments, cumulative translation adjustments, borrowing costs, among others. During the second quarter of 2010, management will prepare a presentation to the Audit Committee and the Board of Directors, which will focus on the key issues and transitional choices under IFRS 1 applicable to the Company.

The Company is in the process of completing its detailed review and assessment of IFRS standards.

SilverCrest has preliminarily identified those standards that it believes will have the most material impact on the Company, as follows:

Property, Plant and Equipment (“PP&E”)

Under IFRS, PP&E can be measured at fair value or at cost while under Canadian GAAP, the Company has to carry PP&E on a cost basis and the revaluation is prohibited.

Upon adoption of IFRS, the Company has to determine whether to elect a cost model or revaluation model. Management has yet to decide on which model to adopt. SilverCrest is in the process of identifying the potential impact on the property, plant and equipment balance.

In accordance with International Accounting Standard (IAS) 16 “Property, Plant and Equipment”, upon acquisition of significant assets, the Company will need to allocate an amount initially recognized in respect of an asset to its component parts, and accounts for each component separately when the components have different useful lives, or the components provide benefits to the entity in a different pattern.

Asset Retirement Obligations (ARO)

IFRS requires ARO’s to be adjusted to the discount rate in affect at each balance sheet date while Canadian GAAP retains the historical discount rate. In addition, IFRS requires that ARO be accrued for constructive as well as legal obligations. Canadian GAAP only requires that legal obligations are included.

The ARO recorded under IFRS may be greater than that under Canadian GAAP and the accounting treatment in the future may see more fluctuations in the amount reported.

Impairment of Assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset-carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset-carrying values with discounted cash flows. IAS 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows).

IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. Canadian GAAP prohibits the reversal of impairment losses.

The differences in methodology may result in asset impairments upon transition to IFRS. In addition, the potential for asset impairments will increase in the future.

Share Based Payments

IFRS and Canadian GAAP largely converge on the accounting treatment for share-based transactions with only a few differences. Canadian GAAP allows either accelerated or straight-line method of amortization for the fair value of stock options under graded vesting. Currently, the Company is using the accelerated amortization method and therefore the adoption of IFRS 2 is not expected to have an impact on the Company’s financial statements.

Under IFRS, the estimate for forfeitures must be made when determining the number of equity instruments expected to vest, while under Canadian GAAP forfeitures can be recognized as they occur. The Company is expecting to use an estimate of forfeitures when determining the number of equity instruments expected to vest during fiscal 2010. The adoption is not expected to have an impact on the financial statements.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Exploration and Evaluation Assets

Under the Company’s current accounting policy, acquisition costs of mineral properties, together with direct exploration and development expenses incurred thereon are capitalized.

Upon adoption of IFRS, SilverCrest has to determine the accounting policy for exploration and evaluation assets. The Company can decide to apply the International Accounting Standards Board (“IASB”) Framework which requires exploration expenditures to be expensed and capitalization of expenditures only after the completion of a feasibility study or keep the existing Company policy, if relevant and reliable. Management has yet to decide on whether or not to fully adopt IFRS 6, “Exploration and Evaluation of Mineral Properties”, and apply the IASB framework.

Foreign Currency

IFRS requires that the functional currency of each entity in the consolidated group be determined separately in accordance with IAS 21 and the entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Currently the functional currency of the consolidated entity is the Canadian Dollar (“CAD”) which is also the presentation currency of the Company’s financial statements.

As events and conditions relevant to the Company change, it will re-consider the primary and secondary indicators, as described in IAS 21, in determining the functional currency for each entity.

Going forward under IFRS, management will assess the appropriate functional currency based on existing circumstances, which may have a significant impact on the Company’s consolidated financial statements prepared under IFRS.

Future Income Taxes

As with Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward traced to equity. IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings.

Implementing IAS 12, Income Taxes is not expected to have an impact on the financial statements. However, as events and circumstances of the Company’s operations change that give rise to future income taxes, IAS 12 will be applied.

Presentation and Disclosure

Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note references. The Company is continuing to assess the level of presentation and disclosures required to its consolidated financial statements.

Throughout 2010, the Company will continue to perform detailed assessments and technical analysis that will result in the conclusion of IFRS transitional adjustments, aid decisions on accounting policy choices and assist in the drafting of accounting policies. The Company will continue to assess resource and training requirements as the transition progresses. The Company will continue to monitor standards development as issued by the International Accounting Standards Board and the Canadian Institute of Chartered Accountants Accounting Standards Board, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

RISK FACTORS

Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. A number of factors could negatively affect SilverCrest’s business and value of the Company’s common shares, including the factors listed below. Additional risks and uncertainties currently not known to the Company or that the Company considers immaterial may also impair the business operations of the Company. If any such risks or uncertainties actually were to occur, the Company’s business, prospects, financial condition and operating results could be materially harmed. While it is not possible to eliminate all of the risks inherent to the mining business, the Company strives to manage these risks, to the greatest extent possible, to ensure that its assets are protected.

Financing Risks

SilverCrest has sufficient financial resources to complete the construction of the Santa Elena Mine, to carry out planned exploration on all its other projects, and to fund its general administrative costs. However, there are no revenues from operations, nor assurances that sufficient funding will be available to conduct further exploration and development of its projects, or to fund exploration expenditures under the terms of any joint venture or option agreements after that time. If SilverCrest’s exploration and development programs are successful, additional funds will be required for development of one or more projects. Failure to obtain additional funding could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

It is intended that such funding will be obtained primarily from future equity issues. If additional funds are raised from the issuance of equity or equity-linked securities, the percentage ownership of the current shareholders of the Company will be reduced, and the newly issued securities may have rights, preferences or privileges senior to or equal to those of the holders of the Company’s existing common shares. SilverCrest’s ability to raise the additional capital and the cost of such capital will depend upon market conditions from time to time. There can be no assurances that such funds will be available at reasonable cost or at all.

Dilution from Further Equity Financing

If SilverCrest raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. SilverCrest’s Santa Elena Mine is currently its sole commercial ore body. There is no assurance that the Company’s mineral exploration and development activities will result in the definition of additional commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the resources and, in the case of new properties to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the proximity and capacity of milling facilities, mineral markets and processing equipment and governmental regulations including regulations relating to royalties, allowable production and importing and exporting of minerals.

Precious Metal Price

The principal business activity of SilverCrest is exploration for and development of silver-gold deposits. The future development of economically exploitable properties is largely dependent on the movement in the price of silver and gold. Precious metal prices are affected by a number of factors beyond the control of the Company, and fluctuate on a daily basis. A sustained decline in precious metal prices could result in the termination of exploration or development activities on any exploration property. This could result in a write down of the property carrying values or the termination of a property interest. Although precious metal prices cannot be predicted with certainty, SilverCrest monitors supply/demand conditions, among other issues, all of which affect world prices in order to assess the feasibility of continuing exploration activities.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

RISK FACTORS (continued)

Currency Fluctuation and Convertibility

SilverCrest’s operations and many of the Company’s obligations are primarily conducted in US Dollars and Mexican Pesos. As a result, SilverCrest is subject to foreign currency fluctuations and such fluctuations may adversely affect the Company’s financial position and results by significantly increasing the cost of such operations and obligations.

Political and Economic Instability

SilverCrest’s foreign operations located in Mexico and Central America could be adversely affected by possible political or economic instability. Changes in mining or investment policies or shifts in political attitude in those countries may adversely affect the Company’s business and in extreme cases, result in denial of access to properties or expropriation with or without compensation. Operations if any may be affected in varying degrees by government regulations with respect to restrictions on production price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Ongoing management of these factors varies with development stage and jurisdiction and cannot be accurately predicted. In order to limit the exposure of the Company to these risks, financing requirements for project exploration and development activities is provided on an “as required” basis. The Company does not maintain political risk insurance for its foreign exploration projects.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations that SilverCrest may have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage. Although the Company currently maintains insurance to cover some of these risks, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

There is a degree of uncertainty attributable to the calculation of mineral resources and reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, quantity of reserves and grade must be considered as estimates only. In addition, the quantity or reserves may vary depending on metal prices. Any material change in quantity of reserves, grade or recovery ratio may affect the economic viability of the Company's properties. In addition, there is no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental Risks and Other Regulatory Requirements

All phases of SilverCrest’s operations are subject to environmental regulations in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies, their officers, directors, and employees. There is no assurance that changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Future operations, if any, of the Company, including commencement of commercial production at the Santa Elena Mine and development activities on its other properties, will require permits from various federal and local governmental authorities. Laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters govern such operations.

Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits, which SilverCrest may require for the construction of any mining facilities, conduct of mining operations, will be obtainable on reasonable terms or those laws and regulations would not have an adverse effect on any mining project that the Company might undertake. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

RISK FACTORS (continued)

Parties engaged in mining operations may be required to compensate those suffering loss or damage due to the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Competition

The mineral industry is intensely competitive in all its phases. SilverCrest competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

No Assurance of Titles

SilverCrest’s title to its mineral properties may be subject to challenge. While title to the properties has been diligently investigated and, to the best of the Company’s knowledge, title to all properties in which it has, or has the right to acquire, an interest is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or land claims by native, aboriginal or indigenous peoples and title may be affected by undetected defects or governmental actions. With the exception of the Company’s properties located in México, none of the mining claims in which the Company has, or has the right to acquire, an interest have been surveyed and accordingly, the precise location of the boundaries of the claims and ownership of mineral rights in specific tracts of land comprising the claims may be in doubt.

Key Personnel

SilverCrest’s development to date has depended, and in the future will continue to depend, on the efforts of key management employees. The loss of the services of such key personnel could have a material adverse effect on the Company’s business. The number of persons skilled in the acquisition, exploration, development and operation of mineral properties is limited and competition for such persons is intense. If the Company is not able to attract, hire and retain qualified personnel, the efficiency of SilverCrest’s operations could be impaired, and have an adverse impact on the Company’s future operations.

Accounting Policies

The accounting policies and methods employed by the Company determine how it reports its financial condition and results of operations, and they may require management to make judgments or rely on assumptions about matters that are inherently uncertain. SilverCrest’s results of operations are reported using policies and methods in accordance with Canadian GAAP. Management exercises judgments in applying accounting methods to ensure that, while GAAP compliant, they reflect the most appropriate manner in which to record the Company’s financial condition and operating results. In certain instances, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable but may result in the Company reporting materially different amounts. Management regularly re-evaluates its assumptions but the choice of method or policy employed may have a significant impact on the actual values reported.

Conflicts of Interest

Some of the directors of the Company are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of those consequences will be that corporate opportunities presented to a director of SilverCrest may be offered to another company or companies with which the director is associated, and may not be presented or made available to SilverCrest. The directors of SilverCrest are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any interest that they may have in any project or opportunity of the Company, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by procedures prescribed in the Company’s Code of Ethics and by the Canada Business Corporations Act.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three-month period ended March 31, 2010	TSX-V: SVL

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Management of SilverCrest, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operations of internal controls over financial reporting. There have been no changes in the Company’s disclosure controls and procedures during the three-month period ended March 31, 2010.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.